SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-1178
August 5, 2008
VIA EDGAR TRANSMISSION
Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silverleaf Resorts, Inc. (the “Registrant”) Form 10-K for the fiscal year ended December 31, 2007 Filed March 12, 2008
Dear Mr. Gordon:
     In response to your comment letter dated July 31, 2008, the Registrant has responded to each one of your comments below. The Registrant’s responses are numbered to correspond to the numbered paragraphs in your comment letter.
COMMISSION STAFF’S COMMENT:
Form 10-K for the year ended December 31, 2007
Consolidated Statements of Operations, page F-4
1.	We note your response to our comment. We will not object to your presentation of interest income earned on notes receivable in revenues; however, in future filings revise your statements of operations to include a separate expense line item for the cost of these revenues in accordance with Rule 5-03(b)(2) of Regulation S-X.

RESPONSE:

Our interest expense and lender fees primarily relate to debt collateralized by pledged notes receivable and unsold inventory. We believe that interest expense related to

Mr. Daniel Gordon
August 5, 2008

inventory-based credit facilities supports interest income related to notes receivable as such unsold inventory represents a critical sales feature that potential customers consider when making a decision to purchase and finance a timeshare vacation interval. Aside from interest expense and lender fees directly related to consumer financing, we do incur additional interest expense and lender fees related to our senior subordinated notes and other miscellaneous notes. However, we feel that interest expense and lender fees related to these facilities are not significant. We therefore propose to disclose the portion of interest expense and lender fees related to these facilities in the notes to our financial statements rather than on our statement of operations in future filings. We do not believe that any other captions on our statement of operations directly relate to interest income from notes receivable.
Notes to Consolidated Financial Statements, page F-7
2.	Please tell us what consideration you gave to presenting your customer financing services as a separate reportable segment in accordance with SFAS 131.

RESPONSE:

We review the requirements of segment reporting when we prepare our quarterly financial statements. As such, we consider the elements described in SFAS 131 as discussed below.

In accordance with SFAS 131, an operating segment is defined as a component of an enterprise that meets three criteria. The second criteria mentioned in paragraph 10(b) of SFAS 131 states that a reportable segment’s operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Our consumer financing activity does not meet this criteria as management does not assess the operating results of this function separately when making decisions. Internally we consider consumer financing activity to be a prominent component of the overall business that can not be clearly distinguished from other core operations for numerous reasons, including:
•	Customers who finance notes receivable are the same customers who purchase Vacation Intervals,

•	There is no geographic distinction specific to consumer financing, and

•	We do not generate separate internal financial statements related to consumer financing.

Mr. Daniel Gordon
August 5, 2008

     In connection with the above response to your comment, the Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Registrant’s filings or responses to your comments on the Registrant’s filings.
     Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.

Very truly yours, Silverleaf Resorts, Inc.
By:	/S/ ROBERT M. SINNOTT
Robert M. Sinnott
Chief Financial Officer

cc:	Jessica Barberich, Staff Accountant Kristina Aberg, Staff Attorney Karen Garnett, Assistant Director Mr. Richard Budd, Silverleaf Audit Committee Chair

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